Exhibit 21.1

Subsidiaries of Medifast, Inc.

Corporate Subsidiaries	State of Incorporation
Jason Enterprises, Inc.	Delaware
Jason Pharmaceuticals, Inc.	Maryland
Jason Properties, LLC	Delaware
Medifast DISC, Inc.	Delaware
Medifast Franchise Systems, Inc.	Delaware
Medifast Franchise Systems, Inc. Canada	Ontario, Canada
Medifast Nutrition, Inc.	Ontario, Canada
Seven Crondall Associates, LLC	Maryland
Six Crondall Associates, LLC	Maryland
Take Shape For Life, Inc.	Delaware